Filed by OfficeMax Incorporated

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: OfficeMax Incorporated

Commission File No.: 1-5057

Date: July 11, 2013

July 11, 2013

TO: All OfficeMax Associates

FROM: Ravi Saligram

SUBJECT: Merger Activity Update

Dear Team,

We’re off to a great start in July, as we continue to make strong progress specific to our proposed merger with Office Depot. In this update, I’ll touch on a number of topics including yesterday’s special shareholders meeting, the status of integration planning, how we’re preparing to merge our two cultures successfully and our first Merger Pulse Check survey.

Special Shareholders Meeting

As you know, shareholders from both companies overwhelmingly endorsed the proposed OfficeMax-Office Depot merger yesterday by voting in favor of the proposals related to the combination. Of the OfficeMax shares voted, more than 99% voted in favor of the merger. This historic vote was a pivotal step forward within our merger process and further validates support for the proposed merger overall.

Integration Planning

Integration planning continues to progress on track with the joint OfficeMax-Office Depot team working very well together. We have officially moved from Phase 1, during which the integration planning teams defined charters, established objectives and outlined work plans and key milestones, into Phase 2 where actual plans for post-close integration will be developed with the support of the integration platform teams and our consultant partner BCG. Integration team members from both companies are preparing for a summit on July 17 and 18, during which they will focus on interdependencies and alignment between functional area plans. I continue to be encouraged by the strong collaboration and progress I’m seeing from these teams.

Merger Pulse Check Survey Results

We had a response rate of 42% to our first Merger Pulse Check survey. Associates from all levels and areas of the business participated and shared valuable feedback on which we are already taking action. Soon, you will receive a communication from Steve Parsons that will share the high level findings with you. Thank you for participating!

Culture Integration

I know one topic on everyone’s mind is the question of how we will bring together the rich cultures of two very large, well-established organizations. Successfully merging our cultures is as important to our future as merging our operations—and a key to associates’ satisfaction with the new organization.

There is a robust process underway now to assess what is similar and what is different about our two cultures and to develop the cultural transition plan that will bring us together as one in a productive new organization. There are three components to our initial culture assessment work:

1) Leadership Culture Beliefs Interviews: Over the past several weeks, Leadership Culture Beliefs Interviews have taken place with 25 senior leaders each from OfficeMax and Office Depot. These interviews were designed to shed light on perceptions that our leaders hold about our two cultures. Results of these interviews are being shared with Integration Steering Committee members now.

2) Associate Engagement Survey: Later this month, we will begin fielding our planned, Associate Engagement Survey. The survey will ask all associates worldwide for their observations on and experience with our organizational culture. The survey will be available this month to our corporate, Workplace and supply chain organizations, and in September, following Back to School, will be available to our retail stores, PowerMax locations and International division. The same survey will go to all Office Depot associates.

3) Culture Focus Groups: Results from the Associate Engagement Survey will be further assessed and validated in subsequent Culture Focus Groups held across both organizations.

From all these inputs, we will be able to develop a thoughtful and detailed plan for integrating our two cultures and preserving the best of both cultures. Please watch for your invitation to take the Associate Engagement Survey and invest the time to participate.

As always, I welcome your continued comments and questions which can be submitted via the Integration Hub at the bottom of the page.

There is much work to be done over the next several months relative to both the merger and our day-to-day business. I am very proud of the efforts I see being put forth all around the organization. My thanks to all of you for your continued resilience, leadership and focus!

Onwards and Upwards,

FORWARD-LOOKING STATEMENTS

Certain statements made in this document and other written or oral statements made by or on behalf of OfficeMax and Office Depot constitute “forward-looking statements” within the meaning of the federal securities laws, including statements regarding both companies’ future performance, as well as management’s expectations, beliefs, intentions, plans, estimates or projections relating to the future. OfficeMax and Office Depot cannot guarantee that the macroeconomy will perform within the assumptions underlying their respective projected outlook; that their respective initiatives will be successfully executed and produce the results underlying their respective expectations, due to the uncertainties inherent in new initiatives, including customer acceptance, unexpected expenses or challenges, or slower-than-expected results from initiatives; or that their respective actual results will be consistent with the forward-looking statements and you should not place undue reliance on them. In addition, forward-looking statements could be affected by the following additional factors, among others, related to the business combination: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the failure to satisfy closing conditions; the ability to obtain regulatory approvals or third-party approvals for the transaction and the timing and conditions for such approvals; the risk that the synergies from the transaction may not be realized, may take longer to realize than expected, or may cost more to achieve than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; future regulatory or legislative actions that could adversely affect OfficeMax and Office Depot; and business plans of the customers and suppliers of OfficeMax and Office Depot. The forward-looking statements made herein are based on current expectations and speak only as of the date they are made. OfficeMax and Office Depot undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of future events, new information or otherwise. Important factors regarding OfficeMax and Office Depot that may cause results to differ from expectations are included in the companies’ respective Annual Reports on Form 10-K for the year ended December 29, 2012, under 1A “Risk Factors”, and in the companies’ other filings with the SEC.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities in any jurisdiction in connection with the proposed merger of Office Depot with OfficeMax or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Office Depot has filed with the SEC a registration statement on Form S-4 that includes a definitive Joint Proxy Statement of Office Depot and OfficeMax that also constitutes a definitive prospectus of Office Depot. The registration statement was declared effective by the SEC on June 7, 2013. Office Depot and OfficeMax mailed the definitive Joint Proxy Statement/Prospectus to their respective shareholders in connection with the transaction on or about June 10, 2013. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT OFFICE DEPOT, OFFICEMAX, THE TRANSACTION AND RELATED MATTERS. Investors and shareholders are able to obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Office Depot and OfficeMax through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed by Office Depot with the SEC by contacting Office Depot Investor Relations at 6600 North Military Trail, Boca Raton, FL 33496 or by calling 561-438-7878, and are able to obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed by OfficeMax by contacting OfficeMax Investor Relations at 263 Shuman Blvd., Naperville, Illinois 60563 or by calling 630-864-6800.